UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SD
Specialized Disclosure Form

XRS Corporation
(Exact name of registrant as specified in its charter)

Minnesota	000-27166	41-1641815
(State or other jurisdiction of incorporation or organization)	(Commission	(I.R.S. Employer
	File No.)	Identification No.)

965 Prairie Center Drive
Eden Prairie, Minnesota,		55344
(Address of principal executive offices)		(Zip Code)

Michael W. Weber
Chief Financial Officer
(952) 707-5600
(Name and telephone number, including area code of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☑	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2013.

Section 1 – Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

XRS Corporation and its wholly owned subsidiary, Turnpike Global Technologies, Inc. (collectively, XRS Corporation, the Company, we, our, us) has filed a Conflict Minerals Report for the reporting period from January 1, 2013 to December 31, 2013 (the “2013 Conflict Minerals Report”), which is referenced in Item 1.02 below, filed as an exhibit to this Form SD and also publicly available on our website at http://xrscorp.com/about-xrs/investors/corporate-governance/.
Item 1.02 Exhibits

A copy of the Company’s 2013 Conflict Minerals Report is furnished as Exhibit 1.02 attached to this Form SD.

Section 2 – Exhibits

Item 2.01 Exhibits

The following exhibit is filed as part of this report:

Exhibit	Description
1.02	Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form SD.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: June 2, 2014		XRS Corporation
(Registrant)

	By:	/s/ Michael W. Weber
Michael W. Weber
Chief Financial Officer
(Signing as Principal Financial and Accounting Officer, and as Authorized Signatory of Registrant)